[redacted]

10029657

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arque Capital, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5080 N. 40th Street, Suite 105
(No. and Street)

Phoenix (City) Arizona (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ning (602) 971-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, Michael Ning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arque Capital, Ltd., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JERA BLEDSOE
Notary Public - Arizona
Maricopa County
Expires 06/30/10

Notary Public

Signature Michael Ning

President
Title

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
Arque Capital, Ltd.
Phoenix, Arizona

I have audited the accompanying statement of financial condition of Arque Capital, Ltd. as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arque Capital, Ltd. as of December 31, 2009 and the results of its operations and cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2010

ARQUE CAPITAL, Ltd

Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 46,893
Accounts receivable	126,689
Deposit with clearing broker	50,000
Office equipment, net of accumulated depreciation of $508	2,665
Other assets	464
Total assets	$ 226,711

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites	
Accounts payable and accrued expenses	$ 103,087
Income tax payable	800
Total liabilities	103,887
Stockholders' equity	122,824
Total liabilities and stockholders' equity	$ 226,711

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

Statement of Income
For the year ended December 31, 2009

REVENUES:	
Commission income	$ 2,853,072
Interest income	23,825
Total revenues	2,876,897
EXPENSES:	
Commissions	1,856,254
Clearing expenses	142,346
Occupancy	111,818
Professional fees	30,322
Salaries and wages	321,843
Other expenses	539,660
Total expenses	3,002,243
NET LOSS BEFORE INCOME TAXES	(125,346)
INCOME TAX EXPENSE	(800)
NET LOSS	$ (126,146)

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

Statement of Stockholders' Equity
For the year ended December 31, 2009

	Stockholders' Equity	Net Loss	Total Stockholders' Equity
Beginning balance January 1, 2009	$124,438		$124,438
Capital contributions	124,532		124,532
Net loss		(126,146)	(126,146)
Ending balance December 31, 2009	$ 248,970	($126,146)	$122,824

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (126,146)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	508
(Increase) decrease in:	
Accounts receivable	(81,881)
Other assets	817
Increase (decrease) in:	
Accounts payable and accrued expenses	79,935
Total adjustments	(621)
Net cash used in operating activities	(126,767)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(3,173)
	(3,173)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	124,532
Net cash provided by financing activities	124,532
Decrease in cash	(5,408)
Cash - beginning of year	52,301
Cash - end of year	$ 46,893
Supplemental cash flow disclosures	
Interest	$ -
Income taxes and state LLC fee	$ 800

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Arque Capital, Ltd (the "Company") is a corporation that was formed on November 18, 2005 under the laws of the State of California and received its independent broker dealer registration. The Company is currently registered in forty one (41) states as well as with the Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, variable annuities, and partnerships. Trades are cleared on a fully disclosed basis through a clearing agreement with National Financial Services, Inc.

Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2009.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Sublease

The company has an operating lease for office space in Phoenix, Arizona that began on December 5, 2008 on a month to month basis.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2009 the company's net capital of $92,614 exceeded the minimum net capital requirement by $85,688; and the Company's ratio of aggregate indebtedness ($103,887) to net capital was 1.12 to 1, which is less than 15:1 ceiling for a broker dealer.

ARQUE CAPITAL, Ltd

Statement of Net Capital
Schedule I
For the year ended December 31, 2009

	Focus 12/31/09	Audit 12/31/09	Change
Stockholders' equity, December 31, 2009	$ 122,824	$ 122,824	0
Subtract - Non allowable assets:			
Accounts receivable	27,081	27,081	0
Office equipment	2,665	2,665	
Other assets	464	464	0
Tentative net capital	92,614	92,614	0
Haircuts:	0	0	0
NET CAPITAL	92,614	92,614	0
Minimum net capital	6,926	6,926	0
Excess net capital	$85,688	$85,688	0
Aggregate indebtedness	103,887	103,887	0
Ratio of aggregate indebtedness to net capital	1.12%	1.12%	

There were no differences between the
audit and focus filed at December 31, 2009

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

December 31, 2009

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065390 FINRA DEC
ARQUE CAPITAL LTD 16*16
5080 N 40TH ST STE 103
PHOENIX AZ 85018-2158

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

602-971-9000 x 221

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 1420
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 12/04/09 Date Paid	(1739)
C.	Less prior overpayment applied	(-0-)
D.	Assessment balance due or (overpayment)	-0-
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (319)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ -0-	
H.	Overpayment carried forward $((319))	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arque Capital Ltd.
(Name of Corporation, Partnership or other organization)

Sheryl A. Leckliter
(Authorized Signature)

Controller
(Title)

Dated the 18 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,033,054
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	2,033,054
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,465,090
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	1,465,090
2d. SIPC Net Operating Revenues	$ 567,964
2e. General Assessment @ .0025	$ 1,420
	(to page 1 but not less than $150 minimum)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Arque Capital, Ltd.
Phoenix, Arizona

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Arque Capital, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arque Capital, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Arque Capital, Ltd.'s management is responsible for the Arque Capital, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2010

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Arque Capital, Ltd.
Phoenix, Arizona

In planning and performing my audit of the financial statements of Arque Capital, Ltd for the year ended December 31, 2009, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Arque Capital, Ltd including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Arque Capital, Ltd.
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2010